UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIOLASE, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-19627	87-0442441
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

4 Cromwell

Irvine, California 92618

(Address of Principal Executive Offices, including zip code)

(949) 361-1200

(Registrant’s Telephone Number, Including Area Code)

Frederick D. Furry	(949) 226-8124
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Biolase, Inc. (the “Company”) has determined that certain products it manufactures contain conflict minerals that are necessary to the functionality or production of laser products that it manufactures. As defined in Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934 (the “1934 Act”), conflict minerals include tin, tantalum, tungsten, and gold (“3TG”) regardless of their origin and whether or not they fund armed conflict.

Because the Company uses necessary 3TG in the manufacture of its laser products, management has adopted a Conflict Minerals Policy (“CMP”), revised its procurement terms and conditions to apply the Company’s CMP to its suppliers, and conducted a Reasonable Country of Origin Inquiry (“RCOI”) for “in scope” suppliers to ensure traceability throughout its supply chain in order to establish the origin of 3TG using the Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “CFSI Template”) developed by companies of the Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”).

The CFSI Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the CFSI Template contains questions about the origin of conflict minerals included in a company’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the CFSI Template is available on CFSI’s website.

The Company’s RCOI was reasonably designed to determine whether any of the conflict minerals that are not from recycled or scrap sources originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively the “Covered Countries”) and was performed in good faith. Requesting that its suppliers complete the CFSI Template regarding information about 3TG smelters and refiners in its supply chain represented the most reasonable effort the Company could make in determining the mines or locations of origin of the 3TG in its supply chain. In conducting its RCOI in good faith, the Company engaged a data collection vendor to assist in contacting and aggregating a portion of its supplier responses using the CFSI Template to identify conflict mineral sources, smelters, and refiners.

For the calendar year ended December 31, 2013, the Company elected to survey its entire known component and outsourced manufacturing (OEM, ODM, CM) supply chain, which consisted of 141 suppliers. During the survey, the Company received responses from 98% of its suppliers and identified 42 suppliers who were ultimately within the scope of the RCOI. Of the suppliers within the scope of the RCOI, the Company received 37 responses where the suppliers identified their 3TG as conflict free, one response where the supplier was uncertain, and one response that listed tin and tantalum smelters that could possibly use materials from a Covered Country. Three suppliers within the scope of the RCOI did not respond.

With the exception of the supplier(s) described above, we are unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

During its due diligence, the Company gathered 73 smelters and refineries names from its supplier that responded that tin and tantalum smelters could possibly use materials from a Covered Country, of which all were identified by CFSI as known smelters and refineries. Among these 73 smelters and refineries, 29 are on CFSI’s certified Conflict Free Smelters (“CFS”) list and considered to be conflict free and another 10 have agreed to complete a Conflict Free Smelter Program audit conducted by an independent third party auditor. With respect to the other 34, CFSI has not provided an opinion as whether or not the minerals procured from these smelters and refineries originate from the Covered Countries.

As a result of its due diligence efforts, the Company was unable to conclude if any of the 3TG contained in its products originated in the Covered Countries or to identify all of the facilities used to process its 3TG for the calendar year ended December 31, 2013 and, as such, has included copy of its Conflict Minerals Report (“CMR”) for the calendar year ended December 31, 2013 filed as Exhibit 1.02 and is incorporated herein by reference. The Company’s CMR was not subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

The Company is committed to this process and will continue to implement and improve its conflict minerals due diligence program. A copy of the Company’s CMP has been made publicly available at: www.biolase.com under “Investors” in “Corporate Governance.”

Section 2 – Exhibits

Item 2.01 Exhibits

1.02        Conflict Minerals Report for Biolase, Inc. for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 2, 2014

BIOLASE, INC., a Delaware Corporation (registrant)

By:	/s/ FREDERICK D. FURRY
Frederick D. Furry
Chief Financial Officer
(Principal Financial and Accounting Officer)